Exhibit 99.1

Date: January 16, 2015	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LPBP INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	February 19, 2015
Record Date for Voting (if applicable) :	February 19, 2015
Beneficial Ownership Determination Date :	February 19, 2015
Meeting Date :	April 02, 2015
Meeting Location (if available) :	Ottawa, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
CLASS A	502118102	CA5021181022

Sincerely,

Computershare
Agent for LPBP INC.